FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 1, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for April 1, 2008 and incorporated by reference herein is the Registrant’s immediate report dated April 1, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: April 1, 2008

BLUEPHOENIX AND CICERO SIGN PARTNERSHIP AGREEMENT

—	Partnership Extends Modernization to the Desktop and Opens New Opportunities

—	Agreement Strengthens Cicero’s Worldwide Delivery Capabilities

CARY, NC, April 1, 2008 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, and Cicero Inc. (BB: CICN), the leading provider of desktop integration solutions, announced today that BluePhoenix will include Cicero’s desktop modernization tool as part of a complete modernization solution addressing back-end systems and desktop productivity.

Under the partnering agreement, BluePhoenix will include Cicero as part of its legacy modernization toolset. Cicero allows companies working on legacy modernization projects to further extend the benefits to the end user desktop. Using Cicero, customers can rapidly modernize the desktop in order to meet business requirements and IT needs by non-invasively integrating applications and services into a unified desktop. Cicero’s desktop integration framework also allows organizations to reuse existing application objects and services to create new applications, extend the functionality of existing applications and automate workflow and processes.

“Cicero’s unique, non-invasive approach to integrate applications at the desktop, to generate and consume Web services, and to build a unified desktop can be seamlessly integrated into an overall BluePhoenix modernization strategy,” stated Arik Kilman, CEO of BluePhoenix. “Adding Cicero to our toolset will further enhance our product offerings to customers by providing a method of quickly modernizing the desktop to streamline workflow and data sharing across applications and improve end user productivity. In addition, Cicero’s proven ROI of less than six months adds to the savings gained through BluePhoenix’s modernization process.”

“BluePhoenix’s extensive experience in legacy modernization and our focus on improving end user productivity at the desktop provide a comprehensive solution to reduce costs and improve efficiency”, stated John Broderick, CEO of Cicero Inc. “Their worldwide presence and delivery capabilities open new markets for us. We look forward to working as a team in providing solutions with the most current technology to our customers.”

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

About Cicero Inc.
Cicero Inc. provides software integration solutions for contact centers and other complex information environments. Cicero solutions align underlying technology with business processes, streamline user interactions, improve total productivity, assure completeness and compliance, reduce turnover, and raise knowledge-worker morale and effectiveness.

Patented Cicero technology quickly and non-invasively integrates disparate applications on the desktop. Cicero integration produces results in weeks, and ROI can be achieved in months. Cicero commits to results which are impossible for invasive, server-side strategies and technologies.

Cicero’s technology serves more than 50,000 knowledge workers at Merrill Lynch, IBM, Nationwide Financial, and others large and small. In one recent implementation, Cicero integrated eight applications for nine hundred agents’ desktops in just seven weeks and reduced average call times by approximately 40 seconds. The results include improved customer service and a $1+ million per year operating cost reduction. For more information about Cicero, please visit www.ciceroinc.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Cicero Contact: Keith Anderson	BluePhoenix Contact: Colleen Pence
+1919-380-5092	+1210-408-0212, ext. 600
kanderson@ciceroinc.com	cpence@bphx.com

BluePhoenix Investor Contact	Financial Media Contact
Peter Seltzberg	Jeffrey Stanlis
Hayden Communications	Hayden Communications
(646) 415-8972	(602) 476-1821
peter@haydenir.com	jeff@haydenir.com